Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 14 DATED MARCH 19, 2010

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, as supplemented by Supplement No. 13, dated January 13, 2010. The purpose of this Supplement No. 14 is to disclose:

•	the status of our public offerings; and

•	the extension of our follow-on offering.

STATUS OF OUR PUBLIC OFFERINGS

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of March 15, 2010, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 4,837,226 shares of our common stock, or $48,087,383 including shares issued under our distribution reinvestment plan. As of March 15, 2010, approximately 84,103,770 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan.

EXTENSION OF OUR FOLLOW-ON OFFERING

On March 17, 2010, our board of directors approved an extension of the termination date for our follow-on offering from July 28, 2010 to July 28, 2011. Accordingly, our follow-on offering will terminate upon the earlier of July 28, 2011 or the date on which the maximum offering has been sold. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for this extended period. We may terminate our follow-on offering at any time.